SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


                             Schedule 13G


              Under the Securities Exchange Act of 1934
                         (Amendment No. 8)


                  INTERNATIONAL TECHNOLOGY CORPORATION
                          (Name of Issuer)

                      Common Stock, $1.00 par value
                     (Title of Class of Securities)

                              460465 10 7
                             (CUSIP Number)



    Check the following box if a fee is being paid with this statement __. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d.7.)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                   (Continued on following page(s))






                                  Page 1 of 6 Pages

    CUSIP No. 460465 10 7        13G
                    (As dated February 5, 1985 and
                     as filed February 14, 1985)
      1  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         John H. Hutchison
                           ###-##-####

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                            (a) __

                                            (b)  X

      3  SEC USE ONLY


      4  CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States


       NUMBER OF
         SHARES
      BENEFICIALLY
     OWNED BY EACH
       REPORTING
      PERSON WITH   5   SOLE VOTING POWER

                                          840,560

                    6   SHARED VOTING POWER
                                           None

                    7   SOLE DISPOSITIVE POWER
                                          840,560

                    8   SHARED DISPOSITIVE POWER
                                           None


      9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                   840,560
     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*
                               Not applicable

     11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         15.88% (12.87% if 1,240,457 shares deemed beneficially owned by National Can Corporation are deemed outstanding)

     12  TYPE OF REPORTING PERSON*
                                     IN



                                  Page 2 of 6 Pages

                            SCHEDULE 13G
                    (As dated February 5, 1985 and
                     as filed February 14, 1985)

         Item 1(a) Name of Issuer:

                   International Technology Corporation

         Item 1(b) Address   of   Issuer's  Principal   Executive
    Offices:

                        23456 Hawthorne Boulevard
                        Torrance, California 90505

         Item 2(a) Name of Person Filing:

                        John H. Hutchison

         Item 2(b) Address of Principal Business Office:

                        23456 Hawthorne Boulevard
                        Torrance, California 90505

         Item 2(c) Citizenship:

                        United States

         Item 2(d) Title of Class of Securities:

                        Common Stock, $1.00 par value

         Item 2(e) CUSIP Number:

                        460465 10 7

         Item 3    Not Applicable

         Item 4    Ownership

                   (a)  Amount Beneficially Owned:  840,560

                   (b)  Percent  of  Class:    15.88%  (12.87% if
                        1,240,457  shares  beneficially owned  by
                        National   Can  Corporation   are  deemed
                        outstanding)

                   (c) Number of shares as to which such person has:

                        (i)    sole power to vote  or to direct the
                               vote:  840,560


                                  Page 3 of 6 Pages

                        (ii)   shared  power to  vote or  to direct
                               the vote:  0

                        (iii)  shared power to  dispose or  to
                               direct   the  disposition   of:
                                  840,560

                        (iv)   shared power to dispose or to direct
                               the disposition of:  0

         Item 5    Ownership of Five Percent or Less of a Class:

                        Not Applicable

         Item 6    Ownership of Five Percent or More on Behalf of
                   Another Person:

                        Not Applicable

         Item 7    Identification and Classification of a
                   Subsidiary Which Acquired  the Security  Bring
                   Report on by the Parent Holding Company:

                        Not Applicable

         Item 8 Identification and Classification of Members of the Group:

                        Not Applicable

         Item 9    Notice of Dissolution of Group.

                        Not Applicable

         Item 10   Certification

                        Not Applicable

                              SIGNATURE

         After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Date:  February 5, 1985            JOHN H. HUTCHISON
                                       John H. Hutchison







                                  Page 4 of 6 Pages

                           AMENDMENT NO. 8
    CUSIP No. 460465 10 7        13G

       1   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           John H. Hutchison
                             ###-##-####

       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                   (a)  __

                                   (b)  X

       3   SEC USE ONLY


       4   CITIZENSHIP OR PLACE OF ORGANIZATION

                             United States


      NUMBER OF SHARES
        BENEFICIALLY
       OWNED BY EACH
      REPORTING PERSON
            WITH         5  SOLE VOTING POWER

                                                  1,455,735

                         6  SHARED VOTING POWER
                                                     None

                         7  SOLE DISPOSITIVE POWER
                                                  1,455,735

                         8  SHARED DISPOSITIVE POWER
                                                     None


       9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         1,455,735

      10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*
                                       Not applicable

      11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                           4.34%

      12   TYPE OF REPORTING PERSON*
                                             IN

           This Amendment No. 8 to the Statement on Schedule 13G dated February 5, 1985, as amended, relating to shares of the Common Stock, $1.00 par value, of International Technology Corporation (the "Schedule


                                         Page 5 of 6 Pages

     13G") is filed to reflect the change in number of shares beneficially owned by the undersigned as of December 31, 1993 and the corresponding change in percent of class represented by the number of shares beneficially owned.

           The responses to Items 4 and 5 of the Schedule 13G are hereby amended to read as follows:

           Item 4      Ownership

           (a) Amount beneficially owned: 1,455,735 (includes 20,000 shares of Common Stock of International Technology Corporation which the undersigned has the right to acquire upon exercise of outstanding stock options)

           (b)   Percent of class: 4.34%

           (c)   Number of shares as to which such person has:

                 (i)   Sole power to vote or to direct the vote:  1,455,735
                 (ii)  Shared power to vote or to direct the vote:  None
                 (iii) Sole power to dispose or  to direct the disposition of:
                       1,455,735
                 (iv) Shared power to dispose or to direct the disposition of: None

           Item 5      Ownership of Five Percent or Less of a Class:

                       As of the date hereof, the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities


           Except as amended herein, the Schedule 13G remains in full force and effect.


                                     SIGNATURE

           After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 8 to the
     Schedule 13G is true, complete and correct.

     Date:  February 10, 1994                  JOHN H. HUTCHISON
                                               John H. Hutchison








                                         Page 6 of 6 Pages